UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: October 23, 2024

Commission File Number 001-33434

UBS AG

(Translation of Registrant’s Name Into English)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-278934).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2024	UBS AG

	By:	/s/ Chris Cook

	Name:	Chris Cook
	Title:	Managing Director

	By:	/s/ Erica Yeu

	Name:	Erica Yeu
	Title:	Managing Director

EXHIBIT INDEX

Exhibit	Description of Exhibit

5.1	Opinion of Sullivan & Cromwell LLP, dated October 22, 2024

5.2	Opinion of Homburger AG, dated October 22, 2024